Target Intended Use of Funds			
	One - time Expense		Cost
Portal Fees	$7,000.00		$7,000.00
Escrow Fees	$3,666.67		$3,666.67
Legal	$8,000.00		$8,000.00
Accounting	$7,000.00		$7,000.00
	Yearly Expense	Months	
CTO	$60,000.00	4	$20,000.00
Frontend Engin	$40,000.00	4	$13,333.33
Junior Engineer	$20,000.00	4	$6,666.67
Illustrator	$50,000.00	2	$8,333.33
Marketing	$24,000.00	4	$8,000.00
Admin	$2,880.00	4	$960.00
Miscellaneous	$30,000.00	4	$10,000.00
Total Expenses			$92,960.00
Raise Amount			$100,000.00
Cash Remainder			$7,040.00

Reasonable equity near raise valuation pricing may be used as supplemental compensation to offset low or non-existent cash pay for contributors.

Seed Volage Tech Corporation plans to begin raising a new round two months after funds settle and finish the minimum viable product two months after that.

Oversubscription Intended Use of Funds	

	One-time Expense		Cost
Portal Fees	$70,000.00		$70,000.00
Escrow Fees	$36,666.67		$36,666.67
Legal	$15,000.00		$15,000.00
Accounting	$12,000.00		$12,000.00
	Yearly Expense	Months	
CEO	$60,00000	12	$60,00000
CTO	$80,000.00	12	$80,000.00
COO	$60,000.00	12	$60,000.00
Frontend Engin	$55,000.00	12	$55,000.00
Junior Develop	$40,000.00	12	$40,000.00
Data Scientist	$80,000.00	12	$80,000.00
UX Designer	$50,000.00	12	$50,000.00
Illustrator	$50,000.00	12	$50,000.00
Designer	$50,000.00	12	$50,000.00
Sales	$65,000.00	2	$10,833.33
Admin	$40,000.00	12	$40,000.00
Marketing	$36,000.00	12	$36,000.00
Promotion	$30,000.00	12	$30,000.00
Office & Supplies	$40,000.00	12	$40,000.00
Servers	$16,000.00	8	$10,666.67
Miscellaneous	$100,000.00	12	$100,000.00
Taxes	$59,000.00	12	$59,000.00
Total Expenses			**$985,166.67**
Raise Amount			**$1,000,000.00**
Cash Remainder			**$14,833.33**

The answers to each question in the Form C Issue 30 (below) in relation to relevant Seed Volage Tech Corporation parties is "no"

With respect to the issuer, any predecessor of the Issuer, any affiliated issuer, and director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director officer or managing member of any such solicitor, prior to May 16, 2016: (1) Has any such person been convicted , within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security   Yes   No (ii) involving the making of any false filing with the commission?   Yes   No (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer investment adviser, funding portal or paid solicitor of purchasers of securities?   Yes   No. If Yes to any of the above, explain: 619(2) is any such person subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A (b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct o practice: (i) in connection with the purchase or sale of any security?   Yes   No; (ii) involving the making of any false filing with the Commission?   Yes   No (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?   Yes   No If yes to any of the above explain: (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings association s or credit unions: a state insurance commission (or an agency or officer of state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: (i) at the time of the filing of this offering statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer?   Yes   No (B) engaging in the business of securities, insurance or banking?   Yes   No (C) engaging in savings association or credit union activities?   Yes   No (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?   Yes   No If Yes to any of the above, explaining: (4) Is any such person subject to an order of the commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement; (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?   Yes   No (ii) places limitations on the activities, functions or operations of such person?   Yes   No (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?   Yes   No If Yes to any of the above, explain(5) Is any such person subject to any order of the Commission entered within five years before the filling of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a) (1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(i) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?   Yes   No (ii) Section 5 of the Securities Act?   Yes   No If Yes to either of the above , explain:620(6) Is any such person suspended or expelled from membership iin, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?   Yes   No   If Yes, explain⊗7) Has any such person filed (as a registrant or issuer), or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?   Yes   No   If Yes, explain: (8) Is any such person subject to a United States Postal Services false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Services to constitute a scheme or device for obtaining money or property through the mail by means of false representations?   Yes   No   If Yes, explain:

Seed Volage Tech Corporation has not provided any exempt offerings withing the past three years

No events have transpired that Seed Volage Tech Corporation believed would have triggered disqualification of a Bad Actor check after the effective date of the final rule

Seed Volage Tech Corporation nor any of its predecessors has filed to comply with the ongoing reporting requirements of Regulation CF.